One Flowerfield, Suite 24 Saint James, New York 11780

June 26, 2014

VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Kristina Aberg

Re:	Gyrodyne, LLC Request for Acceleration

Registration Statement on Form S-4 (File No. 333-191820) (the “Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 461 of the Rules and Regulations of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), Gyrodyne, LLC (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated by the Commission so that the Registration Statement, as then amended, will become effective under the Securities Act at 4:00 p.m., Washington, D.C. time, on June 27, 2014 or as soon thereafter as practicable.

In connection with the foregoing request, the Company hereby acknowledges that it is the position of the staff of the Commission (the “Staff”) that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to Thomas H. Kennedy or Timothy M. Fesenmyer of Skadden, Arps, Slate, Meagher & Flom LLP at (212) 735-2526 or (212) 735-2854 and that such effectiveness also be confirmed in writing.

Very truly yours,

GYRODYNE, LLC

By:	/s/ Frederick C. Braun III

Name:	Frederick C. Braun III
Title:	President and Chief Executive Officer

cc:	Thomas H. Kennedy, Esq.
Timothy M. Fesenmyer, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP

Alon Y. Kapen
Farrell Fritz, P.C.

[Signature Page to Acceleration Request]